August 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	KnowBe4, Inc.
Registration Statement on Form S-1
Registration No. 333-258635

Acceleration Request
Requested Date: August 11, 2021
Requested Time: 5:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and KKR Capital Markets LLC, as representatives of the several underwriters, hereby join KnowBe4, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-258635) (the “Registration Statement”) to become effective on August 11, 2021, at 5:00 PM, Eastern Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
Name:	William D. Connolly III
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Magdalena Heinrich
Name:	Magdalena Heinrich
Title:	Managing Director

KKR Capital Markets LLC

By:	/s/ David Bauer
Name:	David Bauer
Title:	Managing Director

cc:	Shrikrishna Venkataraman, KnowBe4, Inc
Mark T. Bettencourt, Goodwin Procter LLP
Joseph C. Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.
[Signature Page to Acceleration Request]